SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 16)

                              Sit Rising Rate ETF
                                    ( RISE )
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   26923H101
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                                 (CUSIP Number)

                               Paul E. Rasmussen
                                3300 IDS Center
                             80 South Eighth Street
                           Minneapolis, MN 55402-4130
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               May 24, 2017
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for an subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26923H101
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1    NAME OF REPORTING PERSON

     Sit Investment Associates, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)
      WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
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                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH                   722,700 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
                    -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          722,700 Shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     722,700 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                 [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     85.02%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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



CUSIP No. 26923H101
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1    NAME OF REPORTING PERSON

     Sit Fixed Income Advisors II, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
      WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
-------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH                   722,700 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
                    -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          722,700 Shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     722,700 Shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                 [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     85.02%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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



ITEM 1   Security and Issuer

         Common Units

         Sit Rising Rate ETF
         ETF Managers Group Commodity Trust I
         c/o ETF Managers Capital LLC
         35 Beachwood Road, Suite 2B
         Summit, NJ 07901

ITEM 2   Identity and Background

         a) and c)

            This statement is filed by:
            Sit Investment Associates, Inc., a Minnesota corporation (SIA),and Sit Fixed Income Advisors II, LLC, a Delaware limited liability company (SFI). Both SIA and SFI are parties to a Joint Filing Agreement as further described in Exhibit A to the initial Schedule 13D filed by SIA and SFI on September 8, 2015.

            SIA is a registered investment adviser.
            SFI is a registered investment adviser and subsidiary of SIA.

            Roger J. Sit is chairman and CEO of SIA and SFI.
            Michael C. Brilley is senior vice President of SIA and director, president and chief fixed income officer of SFI.
            Mr. Ronald D. Sit is a vice president of SIA and director.
            Mr. Ralph L. Strangis is a director of SIA and SFI. Mr. Strangis is a partner with the law firm Kaplan Strangis & Kaplan, P.A.

            By virtue of these positions, each of SIA, SFI, Mr. Roger Sit, Mr. Brilley, Mr. Ronald Sit, and Mr. Strangis, may be deemed to beneficially own the Shares held by SIA and SFI. None of the named individuals own shares directly. Additionally, Mr. Strangis is not involved in investment or voting decisions. Together SIA, SFI, Mr. Roger Sit, Mr. Brilley, Mr. Ronald Sit, and Mr. Strangis are the "Sit Entities".

         b) The business address of each of the Sit Entities is 3300 IDS Center, 80 South Eighth Street, Minneapolis, MN 55402

         d) During the last five years, neither Roger J. Sit, Michael C. Brilley, Ronald D. Sit, nor Ralph L. Strangis, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e) During the last five years, none of the Sit Entities have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f) Roger J. Sit, Michael C. Brilley, Ronald D. Sit, and Ralph L. Strangis are United States citizens.

ITEM 3   Source and Amount of Funds or Other Consideration

         The aggregate amount of funds used by Sit Investment Associates, Inc. and Sit Fixed Income Advisors II, LLC to purchase the Shares reported herein was approximately $5 million. The source of funds was the working capital of the Sit Investment Associates, Inc. and Sit Fixed Income Advisors II, LLC.

ITEM 4   Purpose of Transaction

         Sit Investment Associates, Inc. and Sit Fixed Income Advisors II, LLC acquired 140,000 and 60,000 shares respectively upon the Issuer's launch on February 19, 2015 representing more than 99% of the beneficial ownership of the Issuer on the date of the purchase.

         Sit Fixed Income Advisors II, LLC acts at the Issuer's commodity trading advisor and maintains the Issuer's Benchmark Portfolio pursuant to the terms of a Licensing and Services Agreement between Sit Fixed Income Advisors II, LLC and the Issuer.

         Sit Investment Associates, Inc. and Sit Fixed Income Advisors II, LLC also acquired the Issuer's shares on behalf of their clients and sold the Issuer's shares on behalf of their clients. Such transactions have been made in the ordinary course of business and for investment purposes.

         Neither Sit Investment Associates, Inc. nor Sit Fixed Income Advisors II, LLC have a present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
         Schedule 13D.

ITEM 5   Interest in Securities of the Issuer

         a) and b)

            The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 850,040 shares outstanding as of May 25, 2017, which is the total number of shares outstanding as reported on the home page of the Issuer's website.

            As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 722,700 Shares which represents 85.02% of the Issuer's outstanding shares. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares.

         c) Transactions in Shares by the Sit Entities since the last 13D filing on May 16, 2017, are set forth in Exhibit A.

         d) The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.

         e) Not applicable.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         Not applicable.

ITEM 7   Materials to be Filed as Exhibits

         Exhibit A: Schedule of Transactions in Shares by the Sit Entities since May 16, 2017, the date of the last 13D filing.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
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May 25, 2017


By:   Sit Investment Associates, Inc.
      /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

By:   Sit Fixed Income Advisors II, LLC
      /s/ Michael C. Brilley
      -----------------------------------
      Name/Title: Michael C. Brilley, President & CIO

                                   EXHIBIT A

Schedule of Transactions in Shares by Sit Entities since May 16, 2017, the date of the last 13D filing:

-------------------- ------------------ -------------------- ----------------
                                        Shares of Common
Date of              Transaction        Stock Purchased      Price Per
Transaction          Type               /(Sold)              Share ($)
-------------------- ------------------ -------------------- ----------------
    05/17/2017        BUY                     25,000.00            22.95
-------------------- ------------------ -------------------- ----------------